UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated November 11, 2009, announcing the Company's financial results for the third quarter of 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
(registrant)

Dated: November 17, 2009	By:	/s/ Ola Lorentzon
Ola Lorentzon
Chairman and Chief Executive Officer

SK 01655 0002 1048423

EXHIBIT 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $3.1 million and earnings per share of $0.18 for the third quarter of 2009.

•	Knightsbridge reports net income of $12.7 million and earnings per share of $0.74 for the nine months ended September 30, 2009.

•	The first Capesize newbuilding from Daehan, the MV Battersea, was delivered on August 26 and commenced a five year time charter.

•	The second and final Capesize newbuilding from Daehan, the MV Belgravia, was delivered on October 29 and commenced a five year time charter.

THIRD QUARTER 2009 AND NINE MONTHS RESULTS

Knightsbridge Tankers Limited (the "Company") reports net income of $3.1 million and earnings per share of $0.18 for the third quarter of 2009. The average daily time charter equivalents ("TCEs") earned by the Company's four VLCCs and one Capesize vessel was $32,900 and $39,200 respectively compared with $33,100 for the VLCCs in the preceding quarter. Revenues increased due to the MV Battersea, which commenced a five year time charter during the quarter offset by lower rates earned by the MT Camden in a weaker spot market.

Cash and cash equivalents decreased in the quarter by $35.1 million. The Company generated cash from operating activities of $5.3 million, drewdown a new long term loan of $28.6 million (net of fees paid), made loan repayments of $19.0 million and invested $50.0 million in newbuildings. In November 2009, the Company has an average cash breakeven rate for its vessels of $18,000 per vessel per day compared to $19,300 in November 2008.

For the nine months ended September 30, 2009 the Company reports net income of $12.7 million and earnings per share of $0.74. The average daily TCEs for the nine months ended September 30, 2009 was $35,700 for the VLCCs and $39,200 for the Capesize vessels.

THE TANKER MARKET

According to industry sources the average earnings for a modern double hulled VLCC were approximately $23,500/day for the quarter. The earnings varied from a high of approximately $42,000/day at the beginning of the quarter to a low of approximately $15,500/day near the end of July. At the end of the quarter the rate was close to $27,000/day. Present indications are approximately at $23,000/day.

Bunkers at Fujairah averaged approximately $426/mt in the third quarter compared to $345/mt in the second quarter of 2009, an increase of some $80/mt. Bunker prices varied between a low of $378/mt in the middle of July and a high of $459/mt at the end of August. We have seen increased bunker prices over the last two weeks and current indications are approximately $465/mt according to Platt's.

The International Energy Agency ("IEA") reported in October 2009 an average OPEC oil production, including Iraq, of 28.83 million barrels per day during the third quarter of the year – an increase of 350,000 bpd compared to the second quarter of 2009. At the last OPEC conference on September 10, it was agreed to keep the current production levels unchanged. The next and 155th OPEC meeting is scheduled to take place on December 22, 2009.

IEA estimates that world oil demand averaged 84.62 million barrels per day in the third quarter of 2009, an increase of approximately 0.5 million barrels per day compared to the second quarter of the year. IEA predicts that the average demand for 2009 in total will be 84.63 million barrels per day, a 1.9 percent decline from 2008. Additionally, the IEA estimates that the demand will increase by 1.7 percent in 2010 to 86.05 million barrels per day.

According to industry sources the VLCC fleet totalled 524 vessels at the end of the third quarter with nine deliveries during the quarter. Throughout 2009 it is estimated that 61 deliveries will take place including 48 made so far. The orderbook counted 188 vessels at the end of the third quarter, down from 197 vessels after the second quarter of 2009. A new order for 12 VLCCs was reported during the quarter; however this is not yet confirmed. The current orderbook represents approximately 35 percent of the VLCC fleet. During the quarter there were two deletions from the trading fleet whilst five vessels were sold for demolition and six for conversion projects. According to Fearnleys the single hull fleet now stands at 89 vessels.

THE DRY BULK MARKET

According to industry sources the average earnings for a modern Capesize was approximately $41,900/day for the quarter. The earnings varied from a high of approximately $64,000/day at the very beginning of the quarter to a low of approximately $21,000/day in the last week of September. The rates have improved significantly from the beginning of October and current levels are approximately $67,000/day.

CORPORATE AND OUTLOOK

The total contract price for the two newbuildings is $162 million of which the Company has paid $145.8 million at the end of the third quarter. $16.8 million of these installments have been financed through a short term bank facility and $30 million through a new long term bank facility of $60 million. The short term bank facility was repaid in October when the MV Belgravia was delivered. At the same time the second tranche of $30 million was drawn under the new long term bank facility of $60 million.

The Capesize vessels MV Battersea and MV Belgravia each commenced a five year time charter at the date of delivery from the ship yard.

Three of the Company's VLCCs are fixed on time charters expiring between 2010 and 2012 and one VLCC is trading in the spot market.

The last two quarters' halt in dividend distribution is mainly caused by the large amount of equity paid on the Capesize vessels. Despite this fact, the Company is now building its cash reserves supported by the recently commenced time charter contracts. Although the weak tanker market has a negative impact on the spot trading vessel and the vessels with profit share the Board of Directors expects to resume dividend payments in 2010.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
November 11, 2009

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDE TANKERS LIMITED
THIRD QUARTER REPORT (UNAUDITED)

2008 Jul-Sept	2009 Jul-Sept	INCOME STATEMENT (in thousands of $)	2009 Jan-Sept	2008 Jan-Sept	2008 Jan-Dec
					(audited)

19,813	14,213	Operating revenues	43,921	66,805	82,914
		Operating expense
654	2,174	Voyage expenses	5,577	3,773	4,012
3,908	4,847	Ship operating expenses	13,298	10,692	14,535
406	458	Administrative expenses	1,235	1,146	1,538
3,428	3,266	Depreciation	10,047	10,284	13,711
8,396	10,745	Total operating expenses	30,157	25,895	33,796

11,417	3,468	Net operating income	13,764	40,910	49,118

		Other income (expenses)
591	57	Interest income	119	1,921	2,336
(663)	(319)	Interest expense	(1,021)	(2,408)	(3,216)
(47)	(102)	Other financial items	(168)	(133)	(184)
(119)	(364)	Total other expenses	(1,070)	(620)	(1,064)

11,298	3,104	Net income	12,694	40,290	48,054

$0.66	$0.18	Earnings per share ($)	$0.74	$2.36	$2.81
$52,800	$33,600	Income on timecharter basis ($ per day per vessel)*	$35,800	$55,600	$52,600

* Basis = Calender days less off-hire. Figures after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2009 Sept 30	2008 Sept 30	2008 Dec 31
			(audited)

ASSETS

Short term
Cash and cash equivalents	1,607	74,660	77,998
Restricted cash	10,000	10,000	10,000
Other current assets	6,441	8,783	4,888
Long Term
Vessels, net	266,185	190,788	187,360
Newbuildings	66,884	50,725	51,305
Deferred charges	1,322	177	134

Total assets	352,439	335,133	331,685

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short-term debt and current portion of long-term debt	28,260	8,960	42,560
Other current liabilities	12,195	6,762	6,340
Long term
Long-term debt	81,260	96,320	60,480
Stockholders' equity	230,724	223,091	222,305

Total liabilities and stockholders' equity	352,439	335,133	331,685

2008 Jul-Sept	2009 Jul-Sept	STATEMENT OF CASH FLOWS (in thousands of $)	2009 Jan-Sept	2008 Jan-Sept	2008 Jan-Dec
					(audited)

		OPERATING ACTIVITIES
11,298	3,104	Net income	12,694	40,290	48,054
		Adjustments to reconcile net income to net cash provided by operating activities
3,462	3,310	Depreciation and amortization	10,145	10,390	13,860
3,968	(1,151)	Change in operating assets and liabilities	(257)	4,299	7,773

18,728	5,263	Net cash provided by operating activities	22,582	54,979	69,687

		INVESTING ACTIVITIES
(16,501)	(50,021)	Additions to newbuildings	(99,892)	(17,267)	(17,847)
(16,501)	(50,021)	Net cash used in investing activities	(99,892)	(17,267)	(17,847)

		FINANCING ACTIVITIES
(2,240)	(19,040)	Repayment of long-term debt	(23,520)	(6,720)	(8,960)
-	30,000	Proceeds from long-term debt	30,000	-	-
-	(1,286)	Debt fees paid	(1,286)	-	-
(12,825)	-	Dividends paid	(4,275)	(38,475)	(47,025)

(15,065)	9,674	Net cash provided by (used in) financing activities	919	(45,195)	(55,985)

(12,838)	(35,084)	Net (decrease) increase in cash and cash equivalents	(76,391)	(7,483)	(4,145)
87,498	36,691	Cash and cash equivalents at start of period	77,998	82,143	82,143
74,660	1,607	Cash and cash equivalents at end of period	1,607	74,660	77,998